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SECURI 13012277 ION

SEC
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MAR 1 - 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4994

49745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSP Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 200
(No. and Street)

Wakefield	MA	01880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Fournier — 781-557-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

OATH OR AFFIRMATION

I, Barbara J. Fournier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSP Investments LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY E. FORESTER
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Oct. 19, 2018

Notary Public

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

FSP Investments LLC
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

FSP Investments LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
FSP Investments LLC

We have audited the accompanying financial statements of FSP Investments LLC (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Investments LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2013

FSP Investments LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 2,147,541
Fixed assets:	
Computers and office equipment	613,297
Furniture and fixtures	147,022
	760,319
Less accumulated depreciation	483,260
Fixed assets, net	277,059
Prepaid expenses and other assets	36,202
Security deposits	2,700
Total assets	$ 2,463,502
Liabilities and members' equity	
Commissions, salaries, and bonuses	$ 12,208
Accounts payable and accrued expenses	34,174
Total liabilities	46,382
Members' equity	2,417,120
Total liabilities and members' equity	$ 2,463,502

See accompanying notes.

FSP Investments LLC

Statement of Operations

Year Ended December 31, 2012

Revenue:	
Investor services income	$ 75,441
Interest and other income	36,027
Total revenue	111,468
Operating expenses:	
Salaries and payroll taxes	269,817
Depreciation	98,837
Professional fees	75,587
Office and administrative	36,239
License and permits	29,173
Employee benefits	17,151
Rent	12,265
Consulting	8,941
Maintenance and supplies	6,092
Insurance	4,199
Telephone and utilities	2,479
Travel and entertainment	125
Total operating expenses	560,905
Net loss	$ (449,437)

See accompanying notes.

FSP Investments LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2012

Balance at January 1, 2012	$ 7,366,557
Net loss	(449,437)
Distributions to members	(4,500,000)
Balance at December 31, 2012	$ 2,417,120

See accompanying notes.

FSP Investments LLC

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (449,437)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	98,837
Changes in operating assets and liabilities:	
Decrease in:	
Restricted cash	3,022
Due from related party – Franklin Street	179,262
Prepaid expenses and other assets	28,754
Commissions, salaries, and bonuses	(1,875,033)
Accounts payable and accrued expenses	(155,495)
Net cash used in operating activities	(2,170,090)
Cash flows from investing activity	
Purchase of fixed assets	(126,202)
Cash used in investing activity	(126,202)
Cash flows from financing activity	
Distributions to members	(4,500,000)
Cash used in financing activity	(4,500,000)
Net decrease in cash and cash equivalents	(6,796,292)
Cash and cash equivalents at beginning of year	8,943,833
Cash and cash equivalents at end of year	$ 2,147,541

See accompanying notes.

1. Organization and Nature of Business

FSP Investments LLC (the Company) operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act on September 16, 1996, and commenced operations on January 1, 1997. Prior to July 1, 2001, the Company was 99%-owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) (Franklin Street). Effective July 1, 2001, a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001, the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation, and the subsequent election to be taxed as a real estate investment trust (REIT). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corp., accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary (TRS), and will incur income taxes at corporate tax rates.

The Company is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, or FINRA, and a member of the Securities Investor Protection Corporation, or SIPC. The Company's broker/dealer operations are limited to those described in Paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

Prior to December 15, 2011, the Company's principal source of revenue had been providing real estate syndication and brokerage services to accredited investors as defined in Regulation D. On such date, the Company announced that it would no longer sponsor the syndication of shares of preferred stock in newly formed single property companies, or Sponsored REITs. The Company will continue to provide investor services to several Sponsored REITs and will have the capability to sponsor the syndication of additional shares of preferred stock in the existing Sponsored REITs.

2. Significant Accounting Policies

Use of Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in one bank which the Company believes to be creditworthy. The Company periodically assesses the financial condition of the bank, and believes the risk of loss is minimal. Cash balances held with the financial institution frequently exceed the insurance limit of $250,000 provided by the Federal Deposit Insurance Corporation.

Revenue Recognition

Investor services fees are recognized as investor services are provided. The fees are calculated according to the terms of the investor service agreements between the Company and several Sponsored REITs. Franklin Street is the common stockholder in these Sponsored REITs.

The Company follows the requirements for profit recognition as set forth by Accounting Standards Codification (ASC) 970-605-05, *Real Estate Syndication*, and ASC 360, *Property, Plant, and Equipment*.

2. Significant Accounting Policies (continued)

Allocation of Expenses

Certain expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a non-affiliated entity of Franklin Street. In the opinion of management, the methods for allocating expenses are reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs, and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives, ranging from three to seven years.

Income Taxes

The Company is a TRS and incurs income taxes at statutory federal and state corporate income tax rates. The Company records income taxes based on the future tax effects as the difference between the tax and financial reporting bases of the Company's assets and liabilities.

Subsequent Events

In preparing these financial statements, the Company evaluated events that occurred through the date of issuance for potential recognition or disclosure.

3. Members' Equity

Periodically, funds may be provided by Franklin Street for expenses incurred in the operation of the Company. Any funds provided by Franklin Street are accounted for as capital contributions. On December 31, 2012, the Company made a distribution to its members in the amount of $4,500,000.

4. Lease Obligation

The Company leases its corporate office space under an operating lease that commenced on September 10, 2010. The lease includes a base annual rent, and additional rent for the Company's share of taxes and operating costs. The lease agreement also provides for scheduled rent increases during the lease term, which are being amortized over the term of the agreement using the straight-line method. The corporate office space is shared with Franklin Street, and a significant portion of the future lease payments will be paid by Franklin Street.

Future minimum lease payments are as follows:

2013	$ 404,867
2014	416,618
2015	424,095
2016	428,367
2017	323,680
	$ 1,997,627

5. Income Taxes

The income tax benefit reflected in the statement of operations differs from the amounts computed by applying the federal statutory rate of 34% to loss before taxes as follows for the year ended December 31, 2012:

Federal income tax benefit at statutory rate	$ (152,809)
Increase in tax benefit resulting from:	
State income tax benefit, net of federal impact	(23,730)
Valuation allowance on federal tax benefit	152,809
Valuation allowance on state tax benefit	23,730
Tax benefit on loss	$ –

The Company had the following deferred tax assets and liabilities at the year ended December 31, 2012:

Net operating losses	$ 987,788
Less: valuation allowance	(987,788)
Net deferred tax asset	$ –

5. Income Taxes (continued)

A valuation allowance of $152,809 and $23,730 was recorded to reduce the tax benefit resulting from the 2012 federal and state losses of the Company, as future use of the tax benefit may be uncertain. At December 31, 2012 the Company had total operating loss carryforwards of $2,544,576 that begin to expire in 2030.

The Company files income tax returns in the U.S federal jurisdiction and the Commonwealth of Massachusetts. The statute of limitations for the Company's income tax returns is generally three years and as such, the Company's returns that remain subject to examination would be primarily from 2009 and thereafter.

The Company has not taken any tax positions which would be classified as uncertain. Accordingly, no reserves have been recorded, including any accrued interest or penalties.

6. Related-Party Transactions

The Company acts as the real estate acquisition advisor, broker/dealer, and investor services for several related-party Sponsored REITs, in which Franklin Street, one of the Company's members, is the common stockholder. The Company earned and was paid investor services fee income from the Sponsored REITs totaling $75,441 for the year ended December 31, 2012.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $2,101,159, which was $2,096,159 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012, was 0.02 to 1.

Supplemental Information

FSP Investments LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Net capital	
Total members' equity	$ 2,417,120
Deductions:	
Non-allowable assets:	
Prepaid expenses and other assets	36,202
Fixed assets, net	277,059
Security deposits	2,700
Total deductions	315,961
Net capital	$ 2,101,159
Aggregate indebtedness	$ 46,382
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness, pursuant to Rule 15c3-1)	$ 5,000
Excess net capital	$ 2,096,159
Ratio of aggregate indebtedness to net capital	0.02 to 1

Statement pursuant to Rule 17a-5 (d)(4)

A reconciliation of the Company's computation of capital, as reported in the unaudited Part IIA of Form X-17a-5 filed on January 25, 2013, is attached.

FSP Investments LLC

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2012

	Focus Report Part IIA Quarter Ended December 31 2012	Adjustments		Annual Financial Statements at December 31 2012
Computation of net capital				
Total members' equity from statement of financial condition	$ 2,435,620	$ (18,500)	(a)	$ 2,417,120
Deductions and/or charges:				
Non-allowable assets:				
Prepaid expenses and other assets	36,202	–		36,202
Fixed assets, net	277,059	–		277,059
Security deposits	2,700	–		2,700
Total deductions and/or charges	315,961	–		315,961
Net capital	$ 2,119,659	$ (18,500)		$ 2,101,159

(a) Adjustments are the result of and increase to professional fees.

Schedule II

FSP Investments LLC

Statement Regarding Rule 15c3-3

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and otherwise does not hold funds or securities of customers.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members
FSP Investments LLC

In planning and performing our audit of the financial statements of FSP Investments LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2013

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